UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U
CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: October 28, 2025
ARRIVED HOMES 4, LLC
(Exact name of issuer as specified in its Certificate of Formation)
Delaware	93-2644213
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1700 Westlake Ave North, Suite 200 Seattle, WA 98109
(Full mailing address of principal executive offices)
(814)-277-4833
(Issuer’s telephone number)

www.arrived.com
(Issuer’s website)
Arrived Series Breckenridge; Arrived Series Tyner; Arrived Series Cordelia; Arrived Series Allen; Arrived Series Sanford; Arrived Series Dan; Arrived Series Resolana; Arrived Series Westgate; Arrived Series Monterey; Arrived Series Gerald; Arrived Series Mystic; Arrived Series Nicole; Arrived Series Harold; Arrived Series Sandridge; Arrived Series Sullivan; Arrived Series Wendell; Arrived Series Wizard; Arrived Series Arnold; Arrived Series Cole; Arrived Series Annadale; Arrived Series Flintwood; Arrived Series Commodore; Arrived Series Cher; Arrived Series Sachi; Arrived Series Satjanon; Arrived Series Bristol; Arrived Series Westbury; Arrived Series Sonny; Arrived Series Arcola; Arrived Series Holly; Arrived Series Gentry; Arrived Series Cranberry; Arrived Series Troxler; Arrived Series Shawnee; Arrived Series Olivia; Arrived Series Prakash; Arrived Series Funderburk; Arrived Series Kern; Arrived Series Jasmine; Arrived Series Rose; Arrived Series Skitt

 (Title of each class of securities issued pursuant to Regulation A)

1
ITEM 9. OTHER EVENTS

Net Asset Value as of October 25, 2025

As of 8:00 AM Eastern Time, Saturday, October 25, 2025, our net asset value (“NAV”) per interest for each series is set in the table below. This NAV per interest shall be effective until updated by us on or about January 25, 2026.

Series	NAV Per Interest
Allen	$10.09
Arnold	$9.62
Breckenridge	$10.23
Cole	$10.09
Cordelia	$10.09
Dan	$10.18
Flintwood	$9.71
Harold	$9.57
Monterey	$10.58
Mystic	$9.58
Nicole	$9.84
Resolana	$9.89
Sandridge	$9.78
Sanford	$9.60
Sullivan	$10.14
Tyner	$9.71
Westgate	$10.78

The following sets forth the calculation of each series' NAV per interest:

BALANCE SHEET (UNAUDITED) [1]

	Allen	Arnold	Breckenridge	Cole	Cordelia	Dan	Flintwood
ASSETS
Current assets:
Cash	$16,833	$17,805	$21,706	$19,108	$23,554	$43,165	$28,153
Prepaid expenses	$0	$0	$0	-	-	$0	$0
Deposits	3,955	4,664	5,641	4,785	4,450	4,180	4,606
Property and equipment, net	294,227	305,113	362,664	289,638	343,033	267,387	359,027
Total assets	$315,014	$327,582	$390,011	$313,532	$371,036	$314,733	$391,786

LIABILITIES
Current liabilities:
Accrued expenses	$1,993	$4,756	$2,690	$2,546	$3,422	$3,376	$3,432
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	4,830	4,368	5,750	4,169	4,861	4,126	4,831
Tenant deposits	2,545	2,345	3,095	2,445	2,295	2,468	2,495
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total Liabilities	$9,367	$11,469	$11,535	$9,160	$10,577	$9,970	$10,758

MEMBERS' EQUITY
Members' capital	312,687	324,848	386,324	310,458	372,443	315,194	391,788
Accumulated deficit	(7,040)	(8,735)	(7,849)	(6,087)	(11,984)	(10,431)	(10,761)
Total members' equity (deficit)	305,647	316,113	378,476	304,371	360,459	304,763	381,028
Total liabilities and members' equity (deficit)	$315,014	$327,582	$390,011	$313,532	$371,036	$314,733	$391,786

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	305,647	316,113	378,476	304,371	360,459	304,763	381,028
Net adjustments to fair value	53,217	36,580	69,955	51,627	62,675	57,443	44,040
TOTAL NET ASSETS	$358,864	$352,693	$448,431	$355,998	$423,134	$362,206	$425,068
NET ASSET VALUE PER INTEREST	$10.09	$9.62	$10.23	$10.09	$10.09	$10.18	$9.71

	Harold	Monterey	Mystic	Nicole	Resolana	Sandridge	Sanford
ASSETS
Current assets:
Cash	$24,132	$20,811	$17,082	$18,734	$12,408	$22,554	$8,833
Prepaid expenses	$0	$0	$0	-	0	$0	$0
Deposits	1,814	2,528	4,035	4,351	3,946	2,508	3,451
Property and equipment, net	304,910	292,189	302,522	299,318	286,622	331,386	174,108
Total assets	$330,856	$315,527	$323,639	$322,403	$302,976	$356,448	$186,392

LIABILITIES
Current liabilities:
Accrued expenses	$4,715	$3,455	$3,810	$1,850	$1,323	$3,640	$3,016
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	3,908	4,382	4,148	4,039	4,054	4,511	3,100
Tenant deposits	2,843	1,750	2,195	2,345	2,145	-	1,995
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total Liabilities	$11,465	$9,587	$10,153	$8,235	$7,522	$8,151	$8,112

MEMBERS' EQUITY
Members' capital	338,300	320,371	331,187	318,608	310,984	362,682	182,762
Accumulated deficit	(18,909)	(14,431)	(17,701)	(4,440)	(15,530)	(14,386)	(4,482)
Total members' equity (deficit)	319,391	305,940	313,486	314,169	295,454	348,296	178,280
Total liabilities and members' equity (deficit)	$330,856	$315,527	$323,639	$322,403	$302,976	$356,448	$186,392

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	319,391	305,940	313,486	314,169	295,454	348,296	178,280
Net adjustments to fair value	35,216	75,744	37,634	43,428	50,744	45,374	27,895
TOTAL NET ASSETS	$354,607	$381,684	$351,119	$357,597	$346,197	$393,671	$206,175
NET ASSET VALUE PER INTEREST	$9.57	$10.58	$9.58	$9.84	$9.89	$9.78	$9.60

	Sullivan	Tyner	Westgate
ASSETS
Current assets:
Cash	$29,251	$19,046	$24,672
Prepaid expenses	$-	$0	$-
Deposits	4,326	6,078	3,813
Property and equipment, net	314,293	418,701	335,821
Total assets	$347,870	$443,825	$364,306

LIABILITIES
Current liabilities:
Accrued expenses	$3,001	$2,064	$2,767
Accounts payable	-	-	-
Due to (from) related parties	4,229	5,643	4,788
Tenant deposits	2,345	3,693	2,495
Note payable, related party	-	-	-
Mortgage payables	-	-	-
Total Liabilities	$9,575	$11,400	$10,050

MEMBERS' EQUITY
Members' capital	345,785	442,429	364,287
Accumulated deficit	(7,491)	(10,004)	(10,031)
Total members' equity (deficit)	338,294	432,425	354,255
Total liabilities and members' equity (deficit)	$347,870	$443,825	$364,306

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	338,294	432,425	354,255
Net adjustments to fair value	54,228	55,910	88,680
TOTAL NET ASSETS	$392,523	$488,335	$442,935
NET ASSET VALUE PER INTEREST	$10.14	$9.71	$10.78

[1] Estimated Balance Sheet as of September 30, 2025.

As described in the section “Description of the Securities Being Offered—Valuation Policies,” in the Offering Circular, our operating agreement provides that, following the initial period, at the end of each quarterly period our Manager’s internal accountants and asset management team will calculate our NAV using a process that reflects, among other matters:

●
an estimated value of our investments, as determined by the Manager’s asset management team, including related liabilities, based upon (a) information from publicly available sources about (i) market rents, comparable sales information and interest rates and (ii) with respect to debt, default rates and discount rates, and (b) in certain instances reports of the underlying real estate provided by an independent valuation expert or automated valuation models;

●	the price of liquid assets for which third party market quotes are available;

●	accruals of our periodic distributions on our common shares; and

●
estimated accruals of the revenues, fees and expenses where we will (a) amortize the brokerage fee, offering expenses and sourcing fee over five years and (b) include accrued fees and operating expenses, accrued distributions payable, accrued management fees and any inter-company loans extended to the Company by our Manager.

 Such determinations may include subjective judgments by the Manager regarding the applicability of certain inputs to market rents and comparable sales information. We do not utilize a capitalization rate approach in determining NAV, because given the nature of our investments in primary residences, we do not believe that the value of a many of our assets can be determined based solely on the business activities as the resale value of such asset will be decided independently of the success of such business activities.

Note, however, that the determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. GAAP, and such NAV may not be indicative of the price that we would receive for our assets at current market conditions. As a result, the calculation of our NAV may not reflect the precise amount that might be paid for your interests in a market transaction, and any potential disparity in our NAV may be in favor of either holders who redeem their interests, or holders who repurchase such interests, or existing holders. In instances where we determine that an appraisal of a property is necessary, including, but not limited to, instances where third party market values for comparable properties are either nonexistent or extremely inconsistent, we will engage an appraiser that has expertise in appraising residential real estate assets, to act as our independent valuation expert. The independent valuation expert is not responsible for, nor for preparing, our NAV per interest.

As there is no market value for the interests of any series as they are not expected to be listed or traded on any stock exchange (though periodic trading may become available pursuant to our arrangement with North Capital Private Securities (“NCPS”), which is intended to facilitate secondary transactions in interests on an alternative trading system owned and operated by NCPS, as described in the section “Description of Business—Liquidity Platform” in the Offering Circular), our goal in setting NAV on a quarterly basis is to provide a reasonable estimate of the value of our interests on a quarterly basis. However, each series property consists of residential real estate and, as with any residential real estate valuation protocol, the conclusions reached by the Manager’s asset management team or internal accountants, as the case may be, are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our investments. In addition, for any given period, our published NAV may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable.

Safe Harbor Statement
The information contained in this Current Report on Form 1-U includes some statements that are not historical and that are considered “forward-looking statements.”  Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company, the manager and the Arrived platform (defined in the Offering Circular); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations).  These forward-looking statements express the manager’s expectations, hopes, beliefs, and intentions regarding the future.  In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.
The forward-looking statements contained in this Current Report on Form 1-U are based on current expectations and beliefs concerning future developments that are difficult to predict.  Neither our company nor the manager can guarantee future performance, or that future developments affecting our company, the manager or the Arrived platform will be as currently anticipated.  These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.
All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties.  These risks and uncertainties, along with others, are also described in the Offering Circular under the headings “Summary – Summary Risk Factors” and “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.  You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements.  We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Current Report on Form 1-U to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on October 28, 2025.

Arrived Homes 4, LLC

By:	Arrived Fund Manager, LLC
Its:	Managing Member

By:	/s/ Ryan Frazier
Name: Ryan Frazier
Title: Chief Executive Officer